GREAT-WEST
LIFECO INC. 04 FEB 25 AM 7:21

February 19, 2004

04010071

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

Dear Sirs:

SUPPL

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following documents:

- Press Release issued January 14, 2004 re: sale of Canada Life's U.S. Group Insurance Business
- Notice of Annual Meeting of Shareholders dated February 13, 2004

Please contact me directly at (204) 946-8795 if you have any questions.

PROCESSED
FEB 25 2004
THOMSON FINANCIAL

Sincerely,

Connie Neilson
Corporate Secretarial Specialist

Encls.

2/25

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190
A member of the Power Financial Corporation group of companies.

Exemption # 82-34728

Computershare

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

February 13, 2004

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Securities Registry, Government of the Northwest Territories
Nova Scotia Securities Commission
Nunavut Legal Registry
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Financial Services Commission
Registrar of Securities, Government of the Yukon Territory
Toronto Stock Exchange

Dear Sirs:

Subject: Great-West Lifeco Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

Meeting Date	:	April 29, 2004
Record Date	:	March 10, 2004
Record Date for Voting	:	March 10, 2004
Beneficial Ownership Determination Date	:	March 10, 2004
Class of Securities Entitled to Receive Notice	:	Common, Preferred Series D, Preferred Series E, and Preferred Series F
Class of Securities Entitled to Vote	:	Common, Preferred Series D, Preferred Series E, and Preferred Series F
Business Type	:	Non-Routine
CUSIP Number	:	39138C106, 39138C601, 39138C700 & 39138C809
Meeting Location	:	Winnipeg, MB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"
Simon Law
Associate Relationship Manager
Stock Transfer Department
Direct Dial No: (403) 267-6533 Fax (403) 267-6529
Email: simon.law@computershare.com

GREAT-WEST
LIFECO INC.

RELEASE

TSX:GWO

Jefferson Pilot Financial to Acquire Canada Life's U.S. Group Insurance Business

Winnipeg, Manitoba, January 14, 2004 -- Great-West Lifeco Inc. (TSX:GWO) announced today that Jefferson-Pilot Corporation (NYSE:JP) has agreed to purchase the U.S. group business of its indirect subsidiary, The Canada Life Assurance Company. The transaction is expected to close during the first quarter of 2004, subject to regulatory approvals.

The Canada Life U.S. group business is operated from Atlanta, Georgia and consists of group life, disability and dental insurance. The business represents approximately $340 million (U.S.) in annual premium.

William T. McCallum, Co-President and Chief Executive Officer of Great-West Lifeco and President and Chief Executive Officer of Denver, Colorado based Great-West Life & Annuity Insurance Company said, "This sale will allow Great-West Life & Annuity to continue to focus on its core healthcare and retirement services businesses, and to redirect freed up capital back into these businesses."

Jefferson Pilot Financial President Dennis R. Glass said, "This acquisition will help Jefferson Pilot achieve its near term growth objectives. We are committed to working with Canada Life to assure a smooth and efficient transition to Jefferson Pilot for Canada Life's current U.S. group customers, distribution systems and home office employees."

Great-West Lifeco Inc. is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada and internationally through The Great-West Life Assurance Company, London Life Insurance Company and The Canada Life Assurance Company, and in the United States through Great-West Life & Annuity Insurance Company and The Canada Life Assurance Company. Lifeco and its companies, including Canada Life have more than $157 billion (Canadian) in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

For more information contact:
Lisa Gigax, Director, Corporate Affairs
Great-West Life & Annuity Insurance Company
(303) 737-6290
lisa.gigax@gwl.com

GREAT-WEST
LIFECO INC.

04 FEB 25 AM 7:21

February 19, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Insider Reports for shares purchased under the Corporation's continuing Normal Course Issuer Bid dated:

- January 21,
- January 28,
- February 6,
- February 12 and
- February 19, 2004

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

Connie Neilson
Corporate Secretarial Specialist

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

L509-01/02

Exemption # 82-34728

04 FEB 25 AM 7:21

2004-02-19, 15:01:01, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	367958183
Filing date	2004-02-19
Date of transaction	2004-02-13
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	61200
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	368019383
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).

Next

2004-02-12, 15:02:47, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	367919183
Filing date	2004-02-12
Date of transaction	2004-02-06
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	39000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	367958183
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).

Next

2004-02-06, 14:41:39, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	367904683
Filing date	2004-02-06
Date of transaction	2004-01-30
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	14500
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	367919183
General remarks *(if necessary to describe the transaction)*	Shares aquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).

Next

Exemption # 82-34728

2004-01-28, 16:19:41, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	367894383
Filing date	2004-01-28
Date of transaction	2004-01-23
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	10300
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	367904683
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporations' outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).

Next

2004-01-21, 15:05:53, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	367840683		
Filing date	2004-01-21		
Date of transaction	2004-01-16		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	53700		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	367894383		
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.		
Private remarks to securities regulatory authorities	The Corporations' outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).		

Next